Exhibit 3.1

Jupiter Neurosciences, Inc.

Amendment No. 1 to Amended and Restated Bylaws

Section 2.7 of the Amended and Restated Bylaws is hereby amended to read in its entirety as follows:

2.7. Quorum of Stockholders; Adjournment; Postponement. The holders of one-third (1/3) of the voting power, present, in person or represented by proxy, shall be necessary and sufficient to constitute a quorum for the transaction of any business at such meeting, except where otherwise provided by any provision of the DGCL. When a quorum is once present to organize a meeting of stockholders, it is not broken by the subsequent withdrawal of any stockholders. The Chairman, or the holders of a majority of the shares of stock present in person or represented by proxy at any meeting of stockholders, including an adjournment meeting, whether or not a quorum is present, may adjourn such meeting to another time and place. Any previously scheduled meeting of stockholders may be postponed, and any previously scheduled special meeting of Stockholders may be canceled, by the Board upon public notice given prior to the time previously scheduled for such meeting of stockholders.

Effective: August 28, 2026